SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of March, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT N. 33.700.394/0001 -40

REGISTRY OF COMMERCE ENROLLMENT No. 35.300.102.771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF
UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON MARCH 21, 2007.

VENUE AND TIME:	Av. Eusébio Matoso, 891, in the City of São Paulo, State of São Paulo, at 5:00 p.m.

CHAIRMAN:	Pedro Sampaio Malan

QUORUM:	More than a half of the elected members.

DELIBERATIONS UNANIMOUSLY APPROVED:

1. Chosen as Chairman of the Board of Directors, Mr. PEDRO SAMPAIO MALAN, and as Vice-Chairman, Mr. PEDRO MOREIRA SALLES.

2. Reelected to the Board of Officers, with term until the investiture of the members to be elected by the Board of Directors in a meeting to be held until April 30, 2008, Messrs.: 1. PRESIDENT: PEDRO MOREIRA SALLES, Brazilian citizen, married, banker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 19,979,952-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 551,222,567-72; 2. VICE PRESIDENTS: 2.1. MÁRCIO DE ANDRADE SCHETTINI, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 88-1-03244-2-CREA-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 662,031,207-15, 2.2. DEMOSTHENES MADUREIRA DE PINHO NETO, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 04,389,036-7-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 847,078,877-91; 2.3. GERALDO TRAVAGLIA FILHO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 3,166,619/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 573,620,338-34; and 2.4. JOSÉ CASTRO ARAÚJO RUDGE, Brazilian citizen, married, insurance worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of the Identity Card RG N. 14,209,727-SSP-SP and enrolled with the Individuals Taxpayers

Enrollment (“CPF”) under N. 033,846,588-09; 3. EXECUTIVE OFFICERS: 3.1. CELSO SCARAMUZZA, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 6th floor, bearer of Identity Card RG N. 5,655,237-3-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 680,415,518-15; 3.2. DANIEL LUIZ GLEIZER, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 4,249,867-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 628,724,277-91, 3.3. JOSÉ ROBERTO HAYM, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of the Identity Card RG N. 37,905,819-4-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 634,949,067-34; 3.4. IVO LUIZ DE SÁ FREIRE VIEITAS JÚNIOR, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of the Identity Card RG N. 05,346,062-2-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 789,938,907-06; 3.5. MARCOS DE BARROS LISBOA, Brazilian citizen, divorced, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of the Identity Card RG N. 006,653,074-2-IFP – RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 806,030,257-49; 3.6. NICOLAU FERREIRA CHACUR, Brazilian citizen, single, graduated in law, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of the Identity Card RG N. 020,219,099-7-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 116,519,328-08; 3.7. OSIAS SANTANA DE BRITO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card RG N. 16,269,909-8/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 028,480,028-75; 3.8. RAPHAEL AFONSO GODINHO DE CARVALHO, Brazilian citizen, married, mathematician, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of the Identity Card RG N. 06,706,275-2SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 082,386,318-23; 3.9. ROBERTO LAMY, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of the Identity Card RG N. 6,715,293-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 948,961,198-00; and 3.10. ROGÉRIO CARVALHO BRAGA, Brazilian citizen, married, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of Identity Card RG N. 8,130,174/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 625,816,948-15. 4. OFFICERS: 4.1. ÁLVARO AUGUSTO MENDES LOPES, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 083,673,68-1-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 074,144,788-66; 4.2. ANDRÉ SAPOZNIK, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of the Identity Card RG N. 21,615,978-7-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 165,085,128-62, 4.3. ANTONIO CARLOS AZEVEDO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 12,384,459/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under

N. 015,671,788-39; 4.4. ANTONIO CARLOS AZZI JUNIOR, Brazilian citizen, divorced, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of the Identity Card RG N. 14,167,985/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 049,319,098-84; 4.5. BRUNO PADILHA DE LIMA COSTA, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 20th floor bearer of Identity Card RG N. 10,043,974-4 - IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N.044,629,727-59; 4.6. CAI ALEJANDRO VON IGEL, German citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 19th floor, bearer of Identity Card RNE n.° W268276-K and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 111,113,338-74; 4.7. CARLOS EDUARDO DE CASTRO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 11,835,098 – SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 904,087,308-97; 4.8. CARLOS ALBERTO BEZERRA DE MOURA, Brazilian citizen, married, accountant, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of Identity Card N. 83,541-5-CRC-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 034,141,847-10; 4.9. CARLOS ELDER MACIEL DE AQUINO, Brazilian citizen, married, banker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 12th floor, bearer of Identity Card RG N. 1,807,320-SSP-PE and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 226,993,094-00; 4.10. CARLOS HENRIQUE ZANVETTOR, Brazilian citizen, single, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 15,353,133-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 115,624,088-36; 4.11. CLAUDIO CORACINI, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 7th floor, bearer of Identity Card RG N. 6,998,962/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 673,443,138-04; 4.12. CLÁUDIA POLITANSKI, Brazilian citizen, married, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 16,633,770-5-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 132,874,158-32; 4.13. CLÁUDIO JOSÉ COUTINHO ARROMATTE, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card RG N. 05,720,178-2-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 991,173,127-87; 4.14. EDGARD BORSOI VIANA, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card RG N. 7,659,747-7- SSP-BA and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 005,759,058-32; 4.15. FÁBIO MASSASHI OKUMURA, Brazilian citizen, single, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RG N. 12,435,380-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 063,426,888-00; 4.16. FRANCISCO DE ASSIS CREMA, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RG N. 4,132,770-6-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 076,986,238-15; 4.17. HUMBERTO PADULA FILHO, Brazilian citizen, married, bank worker, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Quitanda, 69, 5th floor, bearer of Identity Card RG N. 05,725,245-4/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 567,839,819-91; 4.18. JOSÉ RAMON DO AMARAL GOMEZ, Brazilian citizen, married, advertiser, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 16,540,919-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 104,437,238-93; 4.19. JULIO ALMEIDA GOMES, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card N. 388.368 – “Ministério da Aeronáutica do Rio de Janeiro” and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 520,995,046-87; 4.20. LUIS TADEU MANTOVANI SASSI, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of the Identity Card RG N. 7,801,922/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 016,082,558-08; 4.21. LUIZ EDUARDO LOUREIRO VELOSO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 05,288,308-9-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 000,919,997-74; 4.22. MARCELO DA SILVA MITRI, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 5,023,613,697-SJS-RS and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 361,217,890-34; 4.23. MARCELO LUIS ORTICELLI, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 12th floor, bearer of Identity Card RG N. 12,993,534-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 040,509,508-20; 4.24. MARCIA MARIA FREITAS DE AGUIAR, Brazilian citizen, single, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 3rd floor, bearer of Identity Card RG N. 28,972,389-9/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 951,718,947-87; 4.25. MARCOS BRAGA DAINESI, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 21st floor, bearer of Identity Card RG N. 10,202,309/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 748,104,137-72; 4.26. MARCOS AUGUSTO CAETANO DA SILVA FILHO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 06,366,045-0/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 810,633,777-49; 4.27. MOISÉS DOS SANTOS JARDIM, Brazilian citizen, married, banker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 35,521,422-SSP-RS and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 292,121,460-15; 4.28. PAULO MEIRELLES DE OLIVEIRA SANTOS, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 6th floor, bearer of Identity Card RG N. 03,687,791-8/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 628,763,177-53; 4.29. PAULO PIRES VAZ, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 6th floor, bearer of Identity Card RG N. 27,775,019-2 SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 370,086,927-49; 4.30. PLINIO CARDOSO DA COSTA PATRÃO Brazilian

citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card RG N. 10,291,658-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 042,552,938-05; 4.31. RICARDO COUTINHO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of the Identity Card RG N. 12,915,162-2/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 040,432,888-16; 4.31 ROGÉRIO VASCONCELOS COSTA, Brazilian citizen, married, bank worker, domiciled in the city of Belo Horizonte, State of Minas Gerais, at Av. Cristovão Colombo, 485, 10th floor, bearer of Identity Card RG N. 19,294,696/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 111,766,598-47; 4.33. ROMILDO GONÇALVES VALENTE, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card of the Ministry of Army N. 014,764,463-7/SIE and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 846,381,417-49; 4.34. RUBEM ROLLEMBERG HENRIQUES, Brazilian citizen, divorced, businessman and systems analyst, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 04,171,438-7/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 553,644,207-44; 4.35 SÉRGIO RICARDO JURUENA DA COSTA BRAGA, Brazilian citizen, married, engineer, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Passagem, 170, 2nd floor, bearer of Identity Card RG N. 070551102-3/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 958,210,827-49; and 4.36. WILLIAN MACDOUGALL BETHLEM, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 19th floor, bearer of Identity Card RG N. 05388280-9-DETRAN-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 700,717,807-34;. 5. DEPUTY OFFICERS: 5.1. ANDRE FERRARI, Brazilian citizen, single, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 21st floor, bearer of Identity Card RG N. 23,293,227-X/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 087,004,058-84; 5.2. CARLOS EDUARDO DE ALMEIDA SANTOS, Brazilian citizen, married, businessman, domiciled in the city of Recife, State of Pernambuco, at Av. Conselheiro Aguiar, 3924, 1st floor, bearer of Identity Card RG N. 100,115,8979-SSP-RS and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 186,682,914-91; 5.3. EDUARDO CARDOSO ARMONIA, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RG N. 18,157,602 SSP - SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 112,008,838-02; 5.4. EDUARDO CORSETTI, Brazilian citizen, married, economist, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Passagem, 170, 9th floor, bearer of Identity Card RG N. 9,948,937-5/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 118,455,578-83; 5.5. EDUARDO FIGUEIREDO DE FREITAS, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RG N. 17,281,299/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 106,817,968-63; 5.6. ELISABETE SZABO, Brazilian citizen, widow, biologist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 2nd floor, bearer of Identity Card RG N. 04,142,514/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”)

under N. 667,740,397-15; 5.7. FABIO DE SOUZA ARANHA CASCIONE, Brazilian citizen, single, lawyer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 21st floor, bearer of Identity Card RG N. 22,739,367-3/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 153,266,728-04; 5.8. FERNANDO BARÇANTE TOSTES MALTA, Brazilian citizen, divorced, systems analyst, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 07,292,860-9-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 992,648,037-34; 5.9 .. FERNANDO DELLA TORRE CHAGAS, Brazilian citizen, single, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 20th floor, bearer of Identity Card RG N. 19,355,069-6-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 162,259,718-40; 5.10. GUILHERME DE ALENCAR AMADO Brazilian citizen, married, economist, domiciled in the city of Belo Horizonte, State of Minas Gerais, at Rua Cristóvão Colombo, 485, 8th floor, bearer of the Identity Card RG N. M-2,451,235-SSP-MG and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 513,589,056-49; 5.11. GUSTAVO DUARTE RIBEIRO MOTA, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of the Identity Card RG N. MG 5,724,576-SSP-MG and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 081,286,748-38; 5.12. HERMES EDUARDO MOREIRA FILHO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of the Identity Card RG N. 10,275,071-8-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 802,769,897-91; 5.13. IBRAHIM JOSÉ JAMHOUR, Brazilian citizen, divorced, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of the Identity Card RG N. 1,848,471-4/SSP-PR and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 500,158,269-53; 5.14. IURI GARCIA ZACHARIAS, Brazilian citizen, married, economist, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, 91, 5th floor, bearer of Identity Card RG N. 03,539,581-82/SSP-BA and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 423,551,845-34; 5.15. JANIO FRANCISCO FERRUGEM GOMES, Brazilian citizen, married, engineer and economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 15th floor, bearer of Identity Card RG N. 17,503,576-3/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 049,401,848-89; 5.16. JORGE LUIZ VIEGAS RAMALHO, Brazilian citizen, married, systems analyst, domiciled in the city of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 07,592,995-0/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 004,281,877-06; 5.17. JOSÉ CRISTOVÃO MARTINS, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Rua João Moreira Salles, 130, Block C, Third Level, bearer of Identity Card RG N. 7,297,283-X/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 758,344,218-49; 5.18. MANUEL GOMES PEREIRA, Portuguese citizen, married, auditor, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card RNE N. W408845-T-DPMAF and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 906.357.958 -68; 5.19. MARCELLO PIRES DOS SANTOS FERREIRA, Brazilian citizen, judicially separated, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG

N. 04,698,080-1/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 875,752,997-34; 5.20. MARCELO ADRIANO DE PAULOS, Brazilian citizen, single, advertiser, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 9th floor, bearer of Identity Card RG N. 08,764,769-9/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 018,020,017-86; 5.21. MARCELO FIGUEIREDO SALOMON, Brazilian citizen, separated, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RG N. 32,739,395-6-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 444,021,801-63; 5.22. MARCELO TONHAZOLO, Brazilian citizen, married, bank worker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 14th floor, bearer of Identity Card RG N. 13,444,697/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 131,482,268-36; 5.23. MARCOS EDUARDO BUCKTON DE ALMEIDA, Brazilian citizen, married, mechanical engineer, domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, 91, 5th floor, bearer of Identity Card RG N. 04,518,691-3/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 610,768,137-04; 4.24. MARCOS SILVA MASSUKADO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 17th floor, bearer of Identity Card RG N. 15,709,683-X-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 144,101,198-69; 4.25. MARIA CÉLIA FURLANI DE MENDONÇA CAMARGO, Brazilian citizen, judicially separated, bank worker, domiciled in the city of Salvador, State of Bahia, at Av. Antonio Carlos Magalhães, 585, upper floor, bearer of Identity Card RG N. 04,047,711-9/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 430,048,737-53; 5.26. MARIA CRISTINA D’AVILA VILLELA VIEITAS, Brazilian citizen, married, businesswoman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RG N. 08,942,267-9/IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 025,252,497-71; 5.27. MARIO ANTONIO BERTOCINI, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RG N. 14,065,058-1-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 085,771,768-51; 5.28. MAURÍCIO FERREIRA DE SOUZA, Brazilian citizen, married, accountant, domiciled in the city of São Paulo, State of São Paulo, at Rua João Moreira Salles,130, bloco A – Nível I, bearer of Identity Card RG N. 074928631-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 847,212,007-49; 5.29 PAULO ROBERTO SCHIAVON DE ANDRADE, Brazilian citizen, married, engineer, domiciled in the city of Porto Alegre, State of Rio Grande do Sul, at Rua Dom Pedro II, 1351, 9th floor, bearer of Identity Card RG N. 70,168,338-61/SSP-RS and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 522,744,890-68; 5.30. RENZO REGINI, Italian, married, economist, domiciled in the city of São Paulo, State of São Paulo, in the State of São Paulo, at Av. Eusébio Matoso, 891, 20th floor, bearer of Identity Card RNE N. V125884-E-SE/DPMAF-DPF and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 166,279,778-85; 5.31. RICARDO RAMOS DA SILVA MOLLO, Brazilian citizen, married, businessman, domiciled in the city of Brasília, Distrito Federal, at SCRS 503 - BL A - Ljs. 65/75, bearer of Identity Card RG N. 12,892,951-0/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 147,915,168-85;and 5.32. SILVIO JOSÉ FONSECA DE CARVALHO, Brazilian citizen, judicially separated, bank worker, domiciled in the city of Porto Alegre, State of Rio Grande do Sul, at Rua Sete de Setembro, 1069, 3rd floor, bearer of Identity Card RG N. 06,654,930-4-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 852,718,707-82.

3. Approved the promotion of MARCELO ARIEL ROSENHEK, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 18th floor, bearer of Identity Card RG N. 14,230,270/SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 153,132,578-54, currently Deputy Officer to the position of Officer.

4. Approved the dismissal of the following members of the Board of Officers: (a) Executive Officer: Mr. JOSÉ LUCAS FERREIRA DE MELO, occurred on the present date; (b) Officers: Messrs.: ALEXNADRE GONÇALVES VASCOCELLOS, occurred on 08.07.2006; JOSÉ DAVID WOLF, occurred on 07.28.2006; and ROGÉRIO DE MOURA ESTEVÃO JUNIOR, occurred on 03.01.2007; (c) Deputy Officers: Messrs.: FERNANDO FEGYVERES, occurred on at 09.18.2006 and ANDRÉA ALVIM GENOVESI, occurred on 01.02.2007.

5. Accepted the resignation of the following members of the Board of Officers: (a) Officers: Messrs.: MARIANELLA JOSEFINA ALARCÓN GARCÍA GALVÃO DE SOUSA, by means of a letter received by the Company on 09.01.2006; and RUBENS DOS REIS CAVALIERI, by means of a letter received by the Company on 09.27.2006; and (B) Deputy Officers: Messrs.: JULIO FREITAS INGLEZ DE SOUZA, by means of a letter received by the Company on 11.03.2006, and NICOLAS ALFREDO WSEVOLOJSKOY by means of a letter received by the Company on 01.31.2007.

6. Pursuant to item “j” of Article 16 of the Company’s By-laws, this Board decided to appoint as responsible by the below mentioned departments, the following members of the Board of Officers, as set forth below:

DEMOSTHENES MADUREIRA DE PINHO NETO
Vice-President responsible for the operational and administrative management of proper activities regarding wholesale banking, companies and investments, comprising the abroad premises and national and abroad distribution, as well as responsible for wealth management department;

MARCIO DE ANDRADE SCHETTINI
Vice-President responsible for operational and administrative management of proper activities regarding retail banking, comprising branches and other establishments network, as well as other activities related to commercial banking and to consumer’s companies;

JOSÉ CASTRO ARAÚJO RUDGE
Vice-President responsible for insurance and private pension plan departments; responsible for human resources and corporate communication departments.

CLAUDIA POLITANSKI
Officer responsible for the legal and for the institutional relationships departments.

CARLOS ELDER MACIEL DE AQUINO
Officer responsible for the auditing department;

MARCOS DE BARROS LISBOA
Executive Officer responsible for the compliance and risks departments;

GERALDO TRAVAGLIA FILHO
Vice-President responsible for, among other, planning, investor relations, controlling, accounting, systems management departments, supplies and engineering.

DANIEL LUIZ GLEIZER
Executive Officer responsible for treasury department.

7. In compliance with the rules enacted by the Governmental bodies in charge of the inspection and regulation to which Unibanco is subjected to, this Board decided to indicate the following members of the Board of Officers as responsible for the departments mentioned below:

PLINIO CARDOSO DA COSTA PATRÃO
Officer incumbent of Brazilian Payments System (Sistemas de Pagamentos Brasileiro – SPB) – Rule (Circular) N. 3281/2005.

LUIS TADEU MANTOVANI SASSI
Officer incumbent of RDR System – Rule (Circular) N. 3289/2005,
Officer incumbent of the Deposit Accounts – Resolutions (Resoluções) N. 2025/1993 and 2078/194 and Rule (Circular) N. 2452/1994
Officer incumbent of the Deposit Accounts for Investments– Rule (Circular) N. 3248/2004;

CAI ALEJANDRO VON IGEL
Officer incumbent of Money Laundry Prevention - Law N. 9631/1998 - Rule (Circular) N. 2852/1998.

CLAUDIA POLITANSKI
Officer responsible for data insertion on “UNICAD” System Information – Rule (Circular) N. 3165/2002.

DANIEL LUIZ GLEIZER
Officer responsible for Derivatives Credits Transactions – Resolution – (Resolução) N. 2933/2002; and Rule (Circular) N. 3106/2002;
Officer responsible for Swap Transaction – Resolution – (Resolução) N. 2873/2001;
Officer responsible for Comprised Transactions – Resolution – (Resolução) N. 3339/2006;
Officer responsible for Liquidity Shortage Risk – Resolution – (Resolução) N. 2804/2000;
Officer incumbent of the Lending Transactions and Bonds Change – Resolution (Resolução) N. 3197/2004 and Rule (Carta-Circular) 3225/2006.

DEMOSTHENES MADUREIRA DE PINHO NETO
Officer incumbent of the Investment Portfolio - Resolution (Resolução) N.2212/2005.

JOSÉ ROBERTO HAYM
Officer incumbent of the Deposit Accounts – Resolutions (Resoluções) N. 2025/1993 and 2078/194 and Rule (Circular) N. 2452/1994
Officer incumbent of the Commercial Portfolio – Resolution (Resolução) N.2212/1995
Officer incumbent of the Deposit Accounts for Investments– Rule (Circular) N. 3248/2004;

JULIO ALMEIDA GOMES
Officer incumbent of the Clients Registrations in the Brazilian Financial System (“Sistema Financeiro Nacional – CCS”) - Rule (Circular) N. 2852/1998 and Rule (Circular) N. 3287/2005.

MARCELO LUIS ORTICELLI
Officer incumbent of the Market Risk Management – Rule (Circular) N. 2972/2000;
Officer incumbent of the Operational Risks – Resolution (Resolução) N. 3380/2006

MARCOS BRAGA DAINESI
Officer incumbent of the Agreements for Compensation in the Brazilian Financial System (“Sistema Financeiro Nacional – CCS”) – Resolution (Resolução) N. 3263/2005
Officer incumbent of Risk Department – Rule (Circular) N.2977/2000

OSIAS SANTANA DE BRITO
Officer incumbent of the Accounting Department – Rule (Circular) N. 2676/1996 and Resolution (Resolução) N. 3198/2004.

CARLOS HENRIQUE ZANVETTOR
Officer incumbent of Real Estate Credit Portfolio – Resolution (Resolução) N.2212/1995;
Officer incumbent of the Management of Credit, Financing and Investment Portfolio Resolution (Resolução) N. 2212/1995;

ROGÉRIO CARVALHO BRAGA
Officer incumbent of the Deposit Accounts – Resolutions (Resoluções) N. 2025/1993 and 2078/1994 and Rule (Circular) N. 2452/1994;
Officer incumbent of the Deposit Accounts for Investments– Rule (Circular) N. 3248/2004;

WILLIAN MACDOUGALL BETHLEM
Officer incumbent of Foreign Exchange Transactions – Resolution (Resolução) N. 3265/2005
Officer incumbent of Exchange Risk– Resolution (Resolução) N. 3142/2004

8. Appointed as Company’s Executive Officer in charge of the Investors Relations Mr. GERALDO TRAVAGLIA FILHO, being Mr. OSIAS SANTANA DE BRITO its substitute.

São Paulo, March 21st, 2007. Authorized Signatures: Pedro Sampaio Malan, Pedro Moreira Salles, Armínio Fraga Neto, Israel Vainboim, Joaquim Francisco de Castro Neto and João Dionísio Filgueira Barreto Amoedo. This minute is an exact copy of the original transcribed in the proper Corporate Book.

São Paulo, March 21st, 2007.

___________________________________________ ___________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 26, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.